SCHEDULE 13G
CUSIP NO. 040311102                                            PAGE 1 OF 9 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                              Argyle Security, Inc.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                    040311102
                                 (CUSIP Number)

                               January 30, 2006**
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** All information on this Schedule is as of October 20, 2008 except where noted.

SCHEDULE 13G
CUSIP NO. 040311102                                            PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Global Master Fund Ltd.
                 98-0448776

--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)|_|
                                                          (B)|_| (See Item 6)

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY           -------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               325,000 shares of Common Stock (See Item 4)
        WITH:            -------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                         -------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            325,000 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 325,000 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         |_|

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.4% (See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 040311102                                            PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Investment Management, LLC
                 13-4092583
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)|_|
                                                          (B)|_| (See Item 6)

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY           -------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               325,000 shares of Common Stock (See Item 4)
        WITH:            -------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                         -------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            325,000 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  325,000 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         |_|

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.4% (See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 040311102                                            PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Mikhail A. Filimonov
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)|_|
                                                          (B)|_| (See Item 6)

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY           -------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               325,000 shares of Common Stock (See Item 4)
        WITH:            -------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                         -------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            325,000 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  325,000 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         |_|

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.4% (See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 040311102                                            PAGE 5 OF 9 PAGES

Item 1(a).        Name of Issuer:

                  Argyle Security, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  200 Concord Plaza, Suite 700
                  San Antonio, Texas  78216


Item 2(a).        Names of Persons Filing:

                  Alexandra Global Master Fund Ltd. ("Alexandra")
                  Alexandra Investment Management, LLC ("Management") Mikhail A. Filimonov ("Filimonov")

Item 2(b).        Address of Principal Business Office:

                  Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
                  Management - 767 Third Avenue, 39th Floor, New York, New York 10017
                  Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017

Item 2(c).        Place of Organization or Citizenship:

                  Alexandra - British Virgin Islands
                  Management - Delaware
                  Filimonov - U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.0001 par value per share, of the Issuer (the "Common Stock")

Item 2(e).        CUSIP Number: 040311102

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management and Filimonov

Item 4.           Ownership:

                  (a)    Amount Beneficially Owned:

                         Alexandra: 325,000 shares*
                         Management: 325,000 shares*
                         Filimonov: 325,000 shares*

                  (b)    Percent of Class:

                         Alexandra: 5.4%*
                         Management: 5.4%*
                         Filimonov: 5.4%*

                         (Based on 5,964,342 shares of Common Stock outstanding, as of August 14, 2008, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

SCHEDULE 13G
CUSIP NO. 040311102                                            PAGE 6 OF 9 PAGES

                  (c) Number of Shares as to which the Person has:

                         (i)     sole power to vote or to direct the vote

                                       -0-

                         (ii)    shared power to vote or to direct the vote:

                                 325,000 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                       -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 325,000 shares of Common Stock*


*On January 30, 2006 Alexandra beneficially owned 325,000 shares of Common Stock, which on such date represented 6.8% of the Common Stock then outstanding (based on 4,762,546 shares of Common Stock outstanding as of January 30, 2006, as reported by the Issuer in the Issuer's Current Report on Form 8-K, filed on February 3, 2006).

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable

SCHEDULE 13G
CUSIP NO. 040311102                                            PAGE 7 OF 9 PAGES

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of October 20, 2008, by and among Alexandra, Management and Filimonov.

SCHEDULE 13G
CUSIP NO. 040311102                                            PAGE 8 OF 9 PAGES

                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: October 20, 2008

                                      ALEXANDRA GLOBAL MASTER FUND LTD.

                                      By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                                          its Investment Advisor

                                          By: /s/ Mikhail A. Filimonov
                                          ----------------------------
                                          Mikhail A. Filimonov
                                          Title: Managing Member



                                      ALEXANDRA INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mikhail A. Filimonov
                                      ----------------------------
                                      Mikhail A. Filimonov
                                      Title: Managing Member



                                      /s/ Mikhail A. Filimonov
                                      ----------------------------
                                      Mikhail A. Filimonov

SCHEDULE 13G
CUSIP NO. 040311102                                            PAGE 9 OF 9 PAGES

Exhibit I

                             JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.0001 par value, of Argyle Security, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 20, 2008


                                      ALEXANDRA GLOBAL MASTER FUND LTD.

                                      By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                                          its Investment Advisor

                                          By: /s/ Mikhail A. Filimonov
                                          ----------------------------
                                          Mikhail A. Filimonov
                                          Title: Managing Member



                                      ALEXANDRA INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mikhail A. Filimonov
                                      ----------------------------
                                      Mikhail A. Filimonov
                                      Title: Managing Member



                                      /s/ Mikhail A. Filimonov
                                      ----------------------------
                                      Mikhail A. Filimonov